Exhibit 1

Notice of Annual General Meeting

This Notice is the formal notification to share owners of the Annual General Meeting, its date, time and place and the resolutions to be considered (numbered 1 to 26 in the Notice).

It is an important document. If, having read it, you are in any doubt as to the action you should take, you should consult an appropriate professional advisor. Separate notes on the Form of Proxy (also enclosed with this document) explain the arrangements for share owners to exercise their voting rights.

If you have sold or transferred all of your WPP plc ordinary shares, please pass these documents to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of the share owners of WPP plc (the ‘Company’) will be held at 12 noon on Thursday 2 June 2011 at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland, to consider and, if thought fit, to pass the following resolutions, of which Resolutions 1 to 3 and 5 to 24 will be proposed as Ordinary Resolutions and Resolutions 4, 25 and 26 as Special Resolutions. Voting on all resolutions will be by way of a poll.

1	To receive and, if approved, to adopt the Company’s accounts for the financial year ended 31 December 2010 together with the directors’ report, the directors’ remuneration report and the auditors’ report on those accounts and the auditable part of the remuneration report.

2	That the WPP directors’ remuneration report set out in the report of the Compensation Committee contained in the 2010 Report & Accounts be approved.

3	That the corporate responsibility report contained in the 2010 Report & Accounts be approved.

4	That, Article 69 of the Company’s Articles of Association be amended by deleting existing Article 69(1) and the words “or the resolution to re-elect him is put to the meeting and lost” of 69(2) and replacing Article 69(1) with the following new paragraph:

(1)	At each annual general meeting every director shall retire from office. A retiring director shall be eligible for re-election and a director who is re-elected will be treated as continuing in office without a break.

5	To elect Ruigang Li as a director.

6	To elect Solomon Trujillo as a director.

7	To re-elect Colin Day as a director.

8	To re-elect Esther Dyson as a director.

9	To re-elect Orit Gadiesh as a director.

10	To re-elect Philip Lader as a director.

11	To re-elect Stanley (Bud) Morten as a director.

12	To re-elect Koichiro Naganuma as a director.

13	To re-elect Lubna Olayan as a director.

14	To re-elect John Quelch as a director.

15	To re-elect Mark Read as a director.

16	To re-elect Paul Richardson as a director.

17	To re-elect Jeffrey Rosen as a director.

18	To re-elect Timothy Shriver as a director.

19	To re-elect Sir Martin Sorrell as a director.

20	To re-elect Paul Spencer as a director.

21	To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting to the conclusion of the next Annual General Meeting of the Company and to authorise the directors to determine their remuneration.

22	In accordance with Article 6 of the Company’s Articles of Association, to authorise the Board of Directors to allot relevant securities (as defined in the Company’s Articles of Association) up to a maximum nominal amount of £43,088,586 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 1 June 2016, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board of Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired.

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Notice of Annual General Meeting

23	That, the maximum annual aggregate fees of the directors (excluding those that hold an executive office or are employed by the Company or one of its subsidiaries) as specified in Article 75(1) of the Company’s Articles of Association be and the same is hereby increased from £1,500,000 per annum to £2,000,000 per annum.

24	In accordance with Article 129 of the Company’s Articles of Association, to authorise the Board of Directors to offer any holders of ordinary shares in the Company, to the extent and in the manner determined by the Directors, the right to elect to receive new ordinary shares, credited as fully paid, instead of cash, in respect of all (or some part) of any dividend as may be announced or paid by the Board of Directors from time to time provided that (a) for the purposes of paragraph (3) of Article 129, the value of the new ordinary shares to be allotted shall be equal to the average middle-market quotation for a fully paid ordinary share, as shown in the daily official list of the London Stock Exchange or as established from such other source as the Board of Directors considers appropriate, for the five business days following the day on which the ordinary shares are first quoted “ex” the relevant dividend, or calculated in such other manner as determined in accordance with paragraph (4)(a) of Article 129, as the Board of Directors may determine and (b) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) on the earlier of the conclusion of the Annual General Meeting to be held in 2016 and 1 June 2016.

25	To authorise the Company generally and unconditionally:

(a)	pursuant to Article 57 of the Companies (Jersey) Law 1991 to make market purchases of ordinary shares in the Company on such terms and in such manner as the directors of the Company may from time to time determine, provided that:

(i)	the maximum number of ordinary shares hereby authorised to be purchased is 126,473,546;

(ii)	the minimum price which may be paid for an ordinary share is 10 pence (exclusive of expenses (if any) payable by the Company);

(iii)	the maximum price which may be paid for an ordinary share is not more than the higher of an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and the amount stipulated by Article 5 (1) of the Buyback and Stabilisation Regulation 2003 (exclusive of expenses (if any) payable by the Company); and
(iv)	this authority, unless previously revoked or varied, shall expire on the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2012 and 1 September 2012, save that a contract of purchase may be concluded by the Company before such expiry which will or may be executed wholly or partly after such expiry, and the purchase of shares may be made in pursuance of any such contract; and

(b)	pursuant to Article 58A of the Companies (Jersey) Law 1991, and if approved by the directors, to hold as treasury shares any ordinary shares purchased pursuant to the authority conferred by resolution 25 (a) above.

26	In accordance with Article 8 of the Company’s Articles of Association, to authorise the Board of Directors to allot equity securities (as defined in the Company’s Articles of Association) wholly for cash (including in connection with a rights issue (as defined in the Company’s Articles of Association)) as if Article 7 of the Company’s Articles of Association did not apply, provided that (a) for the purposes of paragraph (1)(b) of Article 8 only, the aggregate nominal amount to which this authority is limited is £6,333,996, and (b) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) on 1 June 2016 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board of Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired.

By Order of the Board

Marie Capes, Secretary
WPP plc
19 April 2011

Registered Office
22 Grenville Street
St Helier
Jersey JE4 8PX

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Notice of Annual General Meeting

1	Only share owners whose names appear on the register of members of the Company at 6pm on 31 May 2011 shall be entitled to attend the Annual General Meeting (the ‘Meeting’) either in person or by proxy and the number of ordinary shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the Meeting.

2	A share owner entitled to attend and vote at the Meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A share owner may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by him or her. A proxy need not be a share owner of the Company.

3	To be valid, the Form of Proxy for use at the Meeting and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power of authority, must be deposited at the offices of Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of the Form of Proxy will not prevent you from attending and voting at the Meeting instead of your proxy, if you wish.

4	As an alternative to completing and returning the printed Form of Proxy, you may submit your proxy over the internet by accessing the Company’s website wpp.com/investor. For security purposes, share owners will need to provide their share owner reference number (SRN), control number and personal identification number (PIN) to validate the submission of their proxy online. Share owners’ individual SRN and PIN are shown on the printed Form of Proxy sent to them. For further information, see the instructions printed on the Form of Proxy.

5	A person to whom this Notice is sent who is a person nominated to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the share owner by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the share owner as to the exercise of voting rights. The statements of the rights of share owners in relation to the appointment of proxies in paragraphs 2, 3, and 4 above and 6 below do not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company.

6	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, whether it constitutes the appointment of the proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agents, Computershare Investor Services PLC (ID3RA50), by no later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST application’s host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any amendment to the instruction given to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timing and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

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Notice of Annual General Meeting

7	As at 19 April 2011 (being the last practicable business day prior to publication of this Notice) the Company’s issued share capital consists of 1,266,799,298 ordinary shares carrying one vote each of which 2,063,841 shares are held in treasury. Therefore, the total voting rights in the Company as at 19 April 2011 are 1,264,735,457.

8	Under the Companies (Jersey) Law 1991, a body corporate may only appoint one corporate representative. A share owner which is a body corporate that wishes to allocate its votes to more than one person should use the proxy arrangements.

9	Copies of the following documents are available for inspection during normal business hours at the Registered Office of the Company on any weekday (Saturdays, Sundays and public holidays excepted) from the date of the Notice and at the place of the Meeting from 11:30am until the close of the Meeting:

(a)	directors’ service contracts and terms of appointment for the chairman and for the non-executive directors;

(b)	terms of reference of the Audit, Compensation and Nomination Committees; and

(c)	the Memorandum and Articles of Association of the Company.

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Notice of Annual General Meeting

Voting on all resolutions at the Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that all the votes cast, and not just those of the share owners present, are taken into account. If you are unable to attend the Annual General Meeting, the directors urge you to appoint a proxy or proxies to attend the Meeting and vote on your behalf, or nominate the chairman of the Meeting to vote on your behalf.

The poll results will be notified to the UK Listing Authority and published on the Company’s website as soon as possible after the conclusion of the Meeting.

Resolutions 1 to 3 and 5 to 24 will be proposed as ordinary resolutions that will be passed if more than 50% of the votes are cast in favour of the resolution. Resolutions 4, 25 and 26 will each be proposed as special resolutions that will be passed if not less than two-thirds of the votes cast are in favour of the particular resolution.

Item 1: Report & Accounts

The directors must present to share owners at the Annual General Meeting the report of the directors and the accounts of the Company for the year ended 31 December 2010. The report of the directors, the accounts, the report of the Compensation Committee and the report of the Company’s auditors on the accounts, are contained within the 2010 Annual Report & Accounts.

Item 2: Directors’ remuneration report

Resolution 2 proposes the approval of the directors’ remuneration report by share owners.

The report, which is made on behalf of the full Board, explains the different elements which comprise executive remuneration, including how base salaries and annual and long-term incentive remuneration are determined for executive directors of the parent company and for senior executives of the parent company and Group operating companies. In addition, the Company’s executive stock ownership policy, the utilisation of the stock incentive plans and the provision of other benefits are explained.

Item 3: Corporate responsibility report

Resolution 3 proposes the approval of the corporate responsibility report contained within the 2010 Annual Report & Accounts by share owners.

The report explains the Group’s corporate responsibility activity and business strategy.

Item 4: Amendment to Article 69(1)

Resolution 4 proposes an amendment to the Articles of Association to reflect the new corporate governance code annual director re-election recommendation.

Items 5 to 20: Re-election of directors

Appendix I to this Notice gives details of the election or re-election of directors and reasons therefore. Each election and re-election shall be considered as a separate resolution at the Meeting.

Item 21: Re-appointment of auditors

The auditors of the Company must be appointed at each Annual General Meeting. Resolution 21 proposes the re-appointment of Deloitte LLP, to hold office until the conclusion of the next Annual General Meeting to be held in 2012. The resolution also gives authority to the directors to determine the auditors’ remuneration.

Item 22: Authority to allot shares

Resolution 22 proposes to seek renewal of the authority to the directors to allot ordinary shares for a period of five years from the date of the resolution. The £43,088,586 nominal amount of relevant securities to which this authority will relate represents approximately 33.3% of the nominal amount of the issued ordinary share capital of the Company as at 19 April 2011 (excluding treasury shares) together with ordinary shares outstanding under the Group share option schemes. This amount complies with guidelines issued by investor bodies. As at 19 April 2011, the Company holds 2,063,841 treasury shares which represent approximately 0.16% of the total ordinary share capital in issue as at 19 April 2011. Except pursuant to the employee share schemes, the scrip dividend, the conversion of the 5.75% convertible bonds due May 2014 and the satisfaction of deferred consideration under certain acquisition agreements to which the Company is a party, the directors have no present intention of allotting ordinary shares. The authority will expire on 1 June 2016 but in accordance with previous practice the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Item 23: Increase of non-executive directors fees

The current level of non-executive fees has been reviewed by the Nomination Committee given the increase in regulatory requirements and responsibility and the new appointments to the Board and its Committees. In carrying out this review it is considered by the Nomination Committee to be necessary to increase the limit on the aggregate fees payable to the non-executive directors. To implement the required changes

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Notice of Annual General Meeting

in fees it is necessary to increase the current aggregate limit on fees as set out in the Company’s Articles of Association from £1,500,000 to £2,000,000.

Item 24: Authority to offer scrip dividends

As announced on 4 March 2011, subject to share owner approval, the directors are proposing to introduce an optional Scrip Dividend Scheme which will enable share owners who so wish to elect to receive new fully paid ordinary shares in the Company, instead of cash dividends, commencing with the second interim dividend for 2010 which is payable on 4 July 2011. Resolution 24 seeks authority from share owners to authorise the directors to offer scrip dividends, as required by the Company’s Articles of Association. The authority is sought for five years and will therefore expire on the earlier of the conclusion of the Annual General Meeting to be held in 2016 and 1 June 2016. Unless there is a change in circumstances, the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

The directors consider that scrip dividends are attractive because they enable share owners to increase their holding or interest in the Company in a simple manner without incurring dealing costs. At the same time, the Company can retain more cash in its business, which would otherwise be paid as a dividend.

Whether or not particular share owners should elect to join the Scrip Dividend Scheme (if share owner approval is given) will depend on their own personal tax circumstances. For a UK resident individual or corporate share owner, receipt of new shares should not be treated as income for UK tax purposes and should accordingly fall within the regime for taxation of chargeable gains. The tax treatment of other categories of share owner may differ.

Share owners should note that Irish dividend withholding tax will generally be levied in respect of the issue of new shares under the Scrip Dividend Scheme (as it is in respect of payments of cash dividends by the Company), unless share owners are entitled to an exemption and have complied, before the election date, with certain procedural formalities. In particular, certain non-Irish resident share owners (both individual and corporate) may be entitled to an exemption from Irish dividend withholding tax. Share owners should refer to the circular accompanying this Notice of Annual General Meeting for further information in relation to Irish dividend withholding tax and the available exemptions and also consult the relevant part of the website of the Irish Revenue Commissioners – http://www.revenue.ie/en/tax/dwt/index.html.

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

It will not be possible to participate in both the Scrip Dividend Scheme (if share owner approval is given) and the Dividend Access Plan. Share owners who have elected (or, by virtue of holding 100,000 or fewer Shares, are deemed to have elected) to participate in the Dividend Access Plan will, if they elect to join the Scrip Dividend Scheme, be deemed also to have elected to withdraw from the Dividend Access Plan in respect of all of the shares registered in their name. The rules of the Dividend Access Plan will be amended accordingly.

The number of new shares that share owners who elect to participate in the Scrip Dividend Scheme will receive in respect of each dividend will depend on the amount of the cash dividend, the number of shares held, the scrip reference share price to be used in calculating share owners’ entitlements, any residual cash balance brought forward from the last scrip dividend where applicable and whether or not Irish dividend withholding tax applies.

It is proposed that the scrip reference share price for the purposes of the scrip dividend alternative in respect of the second interim dividend for 2010 will be equal to the average middle market quotation for a fully paid ordinary share of the Company, as shown on the London Stock Exchange Daily Official List, for the period 2 June 2011 to 8 June 2011, being the five dealing days following the day on which the Company’s shares are first quoted “ex” the relevant dividend, and will be announced on 9 June 2011. The final date for electing to join the Scrip Dividend Scheme in order to be eligible to receive new shares in respect of the second interim dividend for 2010 will be 17 June 2011.

Further details of the Scrip Dividend Scheme, including the full terms and conditions of the scheme, certain tax implications of making an election for share owners resident for tax purposes in Ireland and the UK and how the scrip dividend alternative will operate in respect of the second interim dividend for 2010 and future dividends, are set out in the circular accompanying this Notice of Annual General Meeting and will be available on the Company’s website www.wpp.com.

Item 25: Authority to purchase own shares

In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 25 seeks authority from share owners to authorise the directors to make such purchases in the market.

The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company’s capital resources. The directors only implement the authority when, in the light of market conditions prevailing at the time, they believe that the effect of any such purchases will enhance earnings per share in the medium to long term and will be in the best interests of the Company generally. Any shares purchased under this authority would ordinarily be cancelled and the number of shares in issue will be reduced accordingly though the Company has the option to hold them as treasury shares.

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Notice of Annual General Meeting

The purchase price will be paid out of distributable profits.

The total number of options to subscribe for ordinary shares that are outstanding as at 19 April 2011 is 29,216,075. The proportion of issued share capital that they represented at that time was 2.3% (excluding treasury shares) and the proportion of issued share capital that they will represent if the full authority to buy back shares (existing and being sought) is used and if the shares bought back are cancelled, will be 2.9% (excluding treasury shares).

Resolution 25 specifies the maximum number of shares which may be purchased (representing approximately 10% of the Company’s issued ordinary share capital as at 19 April 2011, excluding treasury shares) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the UK Listing Authority. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

Item 26: Disapplication of pre-emption rights

At the last Annual General Meeting, the directors were empowered to make limited allotments of ordinary shares for cash other than according to the pre-emption rights, which require a company to offer all allotments of ordinary shares for cash proportionately to existing share owners first.

Resolution 26 proposes to seek renewal of this power of the directors and would continue to provide the directors with the power to allot shares for cash when they consider it is in the best interests of the Company to do so and so that:

(a)	the Company can follow normal practices in the event of a rights issue; and

(b)	ordinary shares may be issued wholly for cash other than proportionately to existing ordinary share owners up to a maximum nominal amount of £6,333,996 (which includes the sale on a non-pre-emptive basis of any shares the Company holds in treasury for cash) representing approximately 5% of the Company’s issued ordinary share capital (including treasury shares) as at 19 April 2011.

There are presently no plans to allot ordinary shares wholly for cash other than pursuant to the employee share schemes, the conversion of the 5.75% convertible bonds due May 2014 and the satisfaction of deferred consideration under certain acquisition agreements. Shares allotted under an employee share scheme are not subject to the pre-emption rights.

The authority sought by Resolution 26 will last until 1 June 2016 but, in accordance with previous practice, the directors intend to seek renewal of this authority at subsequent Annual General Meetings.

Election and re-election of directors

All of the directors of the Company are standing for election or re-election this year in compliance with the UK Corporate Governance Code. Ruigang Li and Solomon Trujillo were both appointed to the Board in October 2010 and offer themselves for election for the first time. Esther Dyson, Stanley (Bud) Morten, John Quelch and Philip Lader have been directors of the Company for more than nine years (including the period as directors of the former parent companies prior to the implementation of the Schemes of Arrangement in October 2005 and November 2008).

The letter from Philip Lader in his capacity as chairman of the Board and of the Nominations Committee contained in the 2010 Annual Report & Accounts under the heading ‘How we behave’ sets out the process which has been followed relating to the appointment of new directors and the assessment of the performance during 2010 of all of the then current members of the Board including himself as chairman of the Company. The chairman confirms that, following these detailed assessments, each of the directors continues to be effective and to demonstrate the commitment of time and energy to committee meetings and other duties for the Company.

Each of the directors therefore unanimously recommends (other than in respect of their own appointment) share owners to vote in favour of Resolutions 5 to 20 inclusive.

A review of the biographical details of each of the directors seeking election appears on pages 106 to 108 of the 2010 Annual Report & Accounts and indicates the breadth of knowledge and experience which each of them brings to the Company.

Key dates

2 June 2011	Annual General Meeting
4 July 2011	Payment of the second interim dividend for 2010
August 2011	Half-year interim statement
October 2011	Third-quarter trading statement
November 2011	Payment of the first interim dividend for 2011

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